

April 1, 2021

Anna Bryson
Chief Financial Officer
Doximity, Inc.
500 3rd St. Suite 510
San Francisco, CA 94107

> **Re: Doximity, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 5, 2021**
> **CIK: 0001516513**

Dear Ms. Bryson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted March 5, 2021

Prospectus Summary
Overview, page 1

1.   You describe yourself as the "leading digital platform for U.S. medical professionals." Please provide the basis for your characterization that you have a leading software platform and describe how this leadership is defined and/or determined. For example, it is not clear whether you are basing this on objective criteria such as market share based on revenues for competing software platforms in your industry.

2.   Clarify that your revenue generating customers are pharmaceutical and health care system subscribers, not medical professionals.

3.   We note that you entered into a partnership with U.S. News & World Report. Please revise to provide the material terms of that agreement and file it as an exhibit.

Risk Factors
If we are unable to implement and maintain effective internal controls over financial reporting..., page 52

4.   We note your disclosure on page F-9 where you identified and corrected a number of errors subsequent to the issuance of the financial statements for the year ended March 31, 2020. So investors can better understand risks associated with your internal control over financial reporting, please revise to briefly describe the material weaknesses management identified, if any, in your internal controls over financial reporting in your (i) financial statement close process, (ii) deferred revenue reconciliation process and (iii) capitalization of internal-use software development costs. For example, explain the reasons for, or the circumstances that resulted in, the weakness in internal controls in these areas, and address the remedial measures taken to address these material weaknesses, if any.

Management's Discussion and Analysis of Results of Operations and Financial Condition
Key Business and Financial Metrics, page 66

5.   We note your disclosure that Net Revenue Retention Rate captures customer renewals, expansion, contraction, and churn. Please tell us if any of those underlying metrics are key metrics relied upon by management to evaluate the business. If so, provide a discussion of each metric and include quantified disclosure for each metric for each period presented.

Results of Operations, page 70

6.   For all periods presented, please revise to separately quantify and further analyze each significant factor contributing to the change for each of the line items discussed within the results of operations section. In regard to revenues, for example, please separately identify the amount of revenues generated from Marketing, Hiring, and Telehealth solutions and discuss the factors that drove growth and provide corresponding quantification of each factor or offset. When discussing associated costs, for instance, please identify and quantify headcount growth for your customer success teams. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Non-GAAP Financial Measures, page 78

7.   Please accompany your presentations of Adjusted EBITDA margin with an equally prominent presentation of a comparable ratio calculated using GAAP amounts. Refer to Item 10(e)1(i)(A) of Regulation S-K and footnote 27 of non-GAAP adopting Release No. 33-8176.

Business, page 88

8.   Please revise to provide a discussion regarding the competing interests and priorities of your customers as compared to your members or users. In that regard, we note that you derive a majority of revenue from customers that target your users which may present a conflict for the company when the interests of your customers do not align with the interests of your members. As part of your discussion, address how the company will manage such conflicts.

9.   You disclose that your platform provides members with a feed of relevant articles related to their field of practice. Please tell us whether you have any material agreements with third-party content providers, such as PubMed, and the terms of those agreements.   In addition, please provide additional disclosure regarding whether access to third-party content providers are free for your users or if each user has to pay for access separately.

10.   We note your disclosure that your Residency Navigator product "provides a transparent look into U.S. medical residency programs" to allow medical students to compare different programs. Please revise to clarify whether hospitals or residency programs can pay to improve their standing or to be seen by more medical students. In addition, please tell us whether you have any material agreements with any schools or residency programs to highlight those programs.

2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

11.   In order to better understand the nature of the services transferred in your arrangements, please clearly identify the nature of performance obligations specified in your contracts for each service line (Marketing, Hiring and Telehealth). For example, in regard to Marketing solutions, describe in further detail your typical contractual service obligations, including hosting sponsored content and messaging. Also clarify and explain the contractual provisions in your Marketing solution arrangements that result in multiple performance obligations, as compared to stand-ready obligations that are treated as a single performance obligation.

12.   For your arrangements that provide a series of stand-ready performance obligations, please tell us how you determined that this is a stand-ready obligation and recognizing revenue ratably over the term accurately depicts your performance in transferring control of the services promised to your customer. Refer to ASC 606-10-25-31.

13.   Your disclosure indicates that you recognize sales generated through the use of third-party media agencies on a gross basis since the Company is the principal in these transactions. Please describe the services provided by each party involved in these third-party transactions and tell us how you determined you control each service before it is transferred to the customer. Reference ASC 606-10-55-36 through 40.

14. We note that you consider the services provided in Marketing solution subscriptions to be distinct and separate performance obligations "that represent a promise to provide a defined quantity of unique periods of services." Therefore, you allocate revenue to each individual period and recognize revenue as the control is transferred, which suggests point-in-time recognition when the services are delivered. Please clarify how this method of recognition "generally equates to ratably over the service period." In addition, please provide disclosures of revenues recognized at a point in time and over time for each service line disclosed in your footnote. We refer you to ASC 606-10-50-91(f).

Revenue Disaggregation, page F-12

15. We refer to your tabular disclosure of revenue by contract type. Please consider including disaggregated revenue by type of service since you disclose throughout the prospectus that you principally monetize your platform through your "Marketing, Hiring, and Telehealth Solutions." Reference is made to ASC 606-10-50-5 and ASC 606-10-55-91(a). Please revise or advise.

Deferred Revenue, page F-13

16. Please clarify how the relationship between the timing of payment from your customer and the satisfaction of your performance obligation impacts your deferred revenue balances and when you expect to recognize as revenue the amount recognized as deferred revenue. Please refer to ASC 606-10-50-9 and 13. Your presentation should also include a roll-forward of your deferred revenue liability account, if material.

Note 6. Business Combinations, Intangible Assets, and Goodwill, page F-25

17. Regarding your acquisition of Curative Talent, LLC, please explain to us your consideration of Rule 3-05 and Article 11 of Regulation S-X.

Note 10. Stock Option Plan, page F-30

18. We note that that the fair value of your common stock is a key input to the determination of the fair value of your stock options. Please disclose the fair value of your common stock used in the determination of the fair value of your stock options for the period(s) presented.

19. Please provide us with a breakdown of all stock-based compensation awards granted since December 31 2020 including the fair value of the underlying stock used to value such awards. To the extent there was any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

General

20.   Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

    You may contact Joseph Cascarano, Staff Accountant at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology